UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

McQueen Labs Series, LLC

(Exact name of issuer as specified in its charter)

Delaware	99-3270325
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

261 NE 61st St., Miami, Florida 33137
(Full mailing address of principal executive offices)

(786) 440-8532

(Issuer’s telephone number, including area code)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Semiannual Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our Annual Report on Form 1-K filed on April 22, 2026 and our offering circular supplement filed on May 5, 2026 pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (https://www.sec.gov/Archives/edgar/data/795/000149315226018527/partii.htm and https://www.sec.gov/Archives/edgar/data/2025795/000149315226021447/form253g2.htm). Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Semiannual Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Semiannual Report, whether as a result of new information, future events or otherwise.

You should read thoroughly this Semiannual Report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements including those made in Risk Factors appearing elsewhere in this Semiannual Report. Other sections of this Semiannual Report include additional factors which could adversely impact our business and financial performance. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this Semiannual Report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements that are included elsewhere in this Semiannual Report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under Cautionary Statement Regarding Forward-Looking Statements in this Semiannual Report. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our future operating results, however, are impossible to predict and no guaranty or warranty is to be inferred from those forward-looking statements.

Formation

McQueen Labs Series, LLC (“we,” “us,” “our” or the “Company”) were formed as a Delaware Series Limited Liability Company on April 11, 2024. The Company has been formed to facilitate investment in Automobiles, Art Pieces and Collectibles that will be either owned by an individual series of the Company or a wholly owned subsidiary of the individual series, which will be a Montana limited liability company. The Company’s core business is the identification, acquisition, marketing and management of Automobiles, Art Pieces and Collectibles for the benefit of the investors, which will be held in either a separate series of the Company or a wholly owned subsidiary of the individual series, which will be a Montana limited liability company. We intend to use the proceeds from each of the series offerings to (i) either (a) pay the cash purchase price for the applicable Underlying Asset to the seller of the Underlying Asset as part of the purchase price for the Underlying Asset or (b) purchase the subsidiary that owns the Underlying Asset or repay the promissory note issued as payment for such subsidiary; (ii) to repay any Third-Party Amount associated with the Underlying Asset; (iii) to pay the Acquisition Costs; (iv) pay the Acquisition Fee, (v) repay the Advance, if applicable and (vi) pay the Rialto Fee. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset, in which case, a portion of the use of proceeds of the applicable series offering will be used to pay the structuring and transfer costs associated with the subsidiary, these costs will be included in Acquisition Costs. If the Underlying Asset to be purchased by the applicable series carries a Third-Party Cost, then the Third-Party Amount will be paid first out of the proceeds of the applicable series offering. After the Closing of a purchase of an Underlying Asset or a subsidiary that owns the Underlying Asset by a series, if the seller obtains a certain ownership of Class A Units of the applicable series (greater than 25%) at the closing of the purchase of the applicable Underlying Asset, the seller will hold a Class B Unit of that series and upon closing of a series offering, will hold a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series. There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series. Certain Underlying Assets to be acquired by an applicable series may be acquired from related parties of the Company, which creates conflicts of interest and other risks.

The Company is managed by McQueen Labs Inc., a Delaware corporation (the “Manager”). Each series will be managed by a board of managers for such series (the “Board of Managers”). The Underlying Assets of each series, as well as the day-to-day operations of each series will be managed by the Administrator. The initial Administrator of each series will be McQueen Labs Inc., but may be changed in accordance with the terms of the Company’s Operating Agreement.

We will seek to acquire Underlying Assets for each series of the Company in privately negotiated transactions from a private seller, at an auction, or through other dealers. In a series offering with an applicable Minimum Offering Amount, no closing will occur prior to the Minimum Offering Amount of such applicable series offering being raised and the acquisition by such series of the relevant Underlying Asset, or the Subsidiary that owns the Underlying Asset, will occur simultaneously with, or immediately prior to, the closing of the applicable series offering. In a series offering without a Minimum Offering Amount, the acquisition by such series of the relevant Underlying Asset, or the Subsidiary that owns the Underlying Asset, will occur simultaneously with, or immediately prior to, the final closing of the applicable series offering.

For each series we will sell one (1) Class X Unit to our Manager in exchange for $1.00.

We do not expect to generate any material amount of revenues or cash flow from the Underlying Assets held by any series, or a subsidiary of that series, unless and until the Underlying Assets of such series is sold and no profits will be realized by investors unless they are able to sell their Class A Units of the series or the Underlying Assets of the series are sold. We will be reliant on the Administrator for administrative and asset management services and the payment of all ordinary and routine operating costs, including those relating to each series, our Company as a whole and the Underlying Asset of each series and the costs of each of the series offerings except for those cost and expenses for which the applicable series seller may be responsible for with regard to the applicable Underlying Asset.

Regulation A Offering

We are offering Class A Units representing Class A limited liability company interests of each of the series of the Company. The Minimum Offering Amount, in a series with an applicable Minimum Offering Amount must be sold as applicable as a condition of a closing of the offering of the applicable series offering.

Our Administrator will pay all expenses of the series offerings, including fees and expenses associated with qualification of the series offerings under Regulation A. Therefore, the gross proceeds from each of the series offerings will equal the net proceeds from each of the series offerings. We intend to use the proceeds from each of the series offerings to (i) either (a) pay the cash purchase price for the applicable Underlying Asset to the seller of the Underlying Asset as part of the purchase price for the Underlying Asset; or (b) purchase the subsidiary that owns the Underlying Asset or repay the promissory note issued as payment for such subsidiary (ii) to repay any Third-Party Amount associated with the Underlying Asset; (iii) to pay the Acquisition Costs; a (iv) pay the Acquisition Fee, (v) repay the Advance, if applicable and (vi) pay the Rialto Fee. There may be instances where, if a series deems it to be advantageous to investors with respect to tax savings, a series will form a wholly owned subsidiary which will hold title of the Underlying Asset, in which case, a portion of the use of proceeds of the applicable series offering will be used to pay the structuring and transfer costs associated with the subsidiary, these costs will be included in Acquisition Costs. If the Underlying Asset to be purchased by the applicable series carries a Third-Party Cost, then the Third-Party Amount will be paid first out of the proceeds of the applicable series offering. After the Closing of a purchase of an Underlying Asset or a subsidiary that owns the Underlying Asset by a series, if the seller obtains a certain ownership of Class A Units of the Underlying applicable series (greater than 25%) at the closing of the purchase of the applicable Underlying Asset, the seller will hold a Class B Unit of that series and upon closing of a series offering, will hold a portion of the issued and outstanding Class A Units of such series and may have the right to designate a person to become one of the managers on the board of managers of that series. There may be instances where a series or a wholly owned subsidiary of the series will acquire an Underlying Asset, or a subsidiary that owns the Underlying Asset, solely in exchange for a cash payment using the proceeds of the applicable series offering, in which case there will be no Class B Unit of such series issued and the seller will not be issued any Class A Units of such series. There may be instances where, if the applicable series has raised the Minimum Offering Amount, the applicable series and its seller may agree for the seller to receive part of the Cash Payment in Class A Units of the applicable series.

In a series offering without a Minimum Offering Amount, there will be no escrow account and after an investor executes a subscription agreement for any series without an applicable Minimum Offering Amount, those funds will be revocable only until the date the Company decides to hold a closing, such date to be determined in the Company’s sole discretion, however, if there is no such closing on the applicable funds, you will be refunded your investment by the Company without interest or deduction. Underlying Assets will be held for an indefinite period and may be sold at any time following the final closing of the offering of such series.

Recent Developments

On March 3, 2025, we sold and issued one (1) Class X Unit of McQueen Labs Series LLC - Series 005 Diablo 6.0 VT GT to our Manager in exchange for $1.00.

On April 10, 2025, McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT acquired Diablo 6.0 VT GT – Montana LLC, which owns, a Lamborghini Diablo 6.0 VT, in exchange for a Promissory Note in the amount of $1,015,000 from Mushman Collectibles and Investments LLC, a wholly owned subsidiary of the Administrator. The Promissory Note is interest free. On April 23, 2025, the Company also launched the McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT Regulation A Offering on its platform.

On July 25, 2025, the Company closed the series offering for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach pursuant to File No. 024-12450 (the “Countach Offering”). The Countach Offering was originally qualified by the Securities and Exchange Commission on October 23, 2024. The Countach Offering commenced on October 23, 2024, with a maximum offering amount of $343,860 with 17,193 Class A Units qualified to be sold in the Countach Offering at price of $20.00 per Class A Unit. The Company sold 17,193 Class A Units in the Countach Offering resulting in gross offering proceeds of $343,860. The Countach Offering costs included $859.62 for the Rialto Fee. The Administrator paid all expenses of the Countach Offering, including fees and expenses associated with qualification of the Countach Offering under Regulation A, other than the Rialto Fee, which was paid out of the proceeds of the Countach Offering. The net proceeds from the Countach Offering were $343,000.80.

On September 2, 2025, the Company, on behalf of McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach entered into a Motor Vehicle Bill of Sale (the “Countach Sale Agreement”) pursuant to which the Company agreed to effect the sale of the 1986 Lamborghini Countach held by McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach to Ultimate Motors Inc., dba Ft. Lauderdale Collection (“Ft. Lauderdale Collection”), in exchange for $735,000.00 (the “Countach Closing Fee”). On March 6, 2026, the parties consummated the transaction contemplated by the Countach Sale Agreement, with the Company receiving the Countach Closing Fee on March 6, 2026 and the title of the 1986 Lamborghini Countach passing to Ft. Lauderdale Collection on March 16, 2026. After allocating costs and expenses incurred in connection with the transaction and winding up and amounts in respect of interests represented by Class A Units, record holders of the Company’s Class A Units received a distribution in the amount of approximately $21.83 per Class A Unit net of withholding taxes on March 9, 2026, if any withholding taxes were applicable in the jurisdiction of such record holder.

On March 6, 2026, the Company closed the series offering for McQueen Labs Series LLC - Series 004 - 2014 Mercedes Solarbeam pursuant to File No. 024-12450 (the “Solarbeam Offering”). The Offering was originally qualified by the Securities and Exchange Commission on December 20, 2024. The Solarbeam Offering commenced on December 20, 2024, with a maximum offering amount of $786,720 with 39,336 Class A Units qualified to be sold in the Solarbeam Offering at price of $20.00 per Class A Unit. The Company sold 28,575 Class A Units in the Solarbeam Offering resulting in gross offering proceeds of $571,500. The Solarbeam Offering costs included $1,428.75 for the Rialto Fee. The Administrator paid all expenses of the Solarbeam Offering, including fees and expenses associated with qualification of the Solarbeam Offering under Regulation A, other than the Rialto Fee, which was paid out of the proceeds of the Solarbeam Offering. The net proceeds from the Solarbeam Offering were $570,071.25. Additionally, the Company paid the Acquisition Fee to the Administrator, in a combination of $31,135.75 and 2,269 Class A Units of McQueen Labs Series LLC Series 004 - 2014 Mercedes Solarbeam. Simultaneously with the closing of the Solarbeam Offering, the Company paid MQ Solarbeam AMG, LLC, a wholly owned subsidiary of the Administrator, 8,493 Class A Units of McQueen Labs Series LLC - Series 004 - 2014 Mercedes Solarbeam to acquire the 2014 Mercedes SLS AMG Black Series. On February 25, 2026, the Company, on behalf of McQueen Labs Series LLC - Series 004 - 2014 Mercedes Solarbeam entered into a Motor Vehicle Bill of Sale (the “Solarbeam Sale Agreement”) pursuant to which the Company agreed to effect the sale of the 2014 Mercedes Solarbeam held by McQueen Labs Series LLC - Series 004 - 2014 Mercedes Solarbeam to Sourced AG LLC (“Buyer”), in exchange for $1,020,000.00 (the “Solarbeam Closing Fee”). On March 23, 2026, the parties consummated the transaction contemplated by the Solarbeam Sale Agreement, with the Company receiving the Solarbeam Closing Fee on March 23, 2026 and the title of the 2014 Mercedes Solarbeam passing to Buyer on March 25, 2026. After allocating costs and expenses incurred in connection with the transaction and winding up and amounts in respect of interests represented by Class A Units, record holders of the Company’s Class A Units received a distribution in the amount of approximately $22.72 per Class A Unit net of withholding taxes on March 23, 2026, if any withholding taxes were applicable in the jurisdiction of such record holder.

On April 24, 2026, the Company closed the series offering for McQueen Labs Series LLC — Series 002 — 1984 Ferrari 512 pursuant to File No. 024-12450 (the “Ferrari Offering”). The Ferrari Offering was originally qualified by the Securities and Exchange Commission on October 23, 2024. The Ferrari Offering commenced on October 23, 2024, with a maximum offering amount of $255,280 with 12,764 Class A Units qualified to be sold in the Offering at price of $20.00 per Class A Unit. The Company sold 12,674 Class A Units in the Ferrari Offering resulting in gross offering proceeds of $255,280. The Ferrari Offering costs included $638.20 for the Rialto Fee. The Administrator paid all expenses of the Offering, including fees and expenses associated with qualification of the Ferrari Offering under Regulation A, other than the Rialto Fee, which was paid out of the proceeds of the Ferrari Offering. The net proceeds from the Ferrari Offering were $254,641.80. Additionally, the Company paid the Acquisition Fee to the Administrator, of $24,659. Simultaneously with the closing of the Ferrari Offering, the Company issued Lachlan DeFrancesco, the former owner of the 1984 Ferrari 512 BBi, and a director of the Administrator and a manager of McQueen Labs Series LLC—Series 002—1984 Ferrari 512, 11,475 Class A Units to acquire the 1984 Ferrari 512 BBi.

On June 25, 2026, the Company closed the series offering for McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA pursuant to File No. 024-12450 (the “LFA Offering”). The LFA Offering was originally qualified by the Securities and Exchange Commission on December 20, 2024. The LFA Offering commenced on December 20, 2024, with a maximum offering amount of $444,840 with 22,242 Class A Units qualified to be sold in the LFA Offering at price of $20.00 per Class A Unit. The Company sold 19,911 Class A Units in the LFA Offering resulting in gross offering proceeds of $398,220. The offering costs included $995.55 for the Rialto Fee. The Administrator paid all expenses of the LFA Offering, including fees and expenses associated with qualification of the LFA Offering under Regulation A, other than the Rialto Fee, which was paid out of the proceeds of the LFA Offering. The net proceeds were $397,224.45. Additionally, the Company paid the Acquisition Fee to the Administrator, in a combination of $39,462.50 and 231 Class A Units of McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA. Simultaneously with the closing of the LFA Offering, the Company paid Delavaco Holdings Inc. 22,500 Class A Units of McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA to acquire 2012 Lexus LFA. On July 31, 2026, McQueen Labs Series, LLC, on behalf of McQueen Labs Series LLC – Series 003 – 2012 Lexus LFA (“Series 003”) entered into a Motor Vehicle Bill of Sale (the “LFA Sale Agreement”) pursuant to which the Company agreed to effect the sale of the 2012 Lexus LFA (the “LFA”) held by Series 003 to GoFaster 1730 LLC (“GoFaster”), in exchange for $1,473,000 (the “LFA Purchase Price”). GoFaster 1730 LLC is owned by Lachlan DeFrancesco, who is an officer and director of the Administrator and Manager. The amount received by Series 003 with respect to the LFA Purchase Price pursuant to the LFA Sale Agreement was contributed in four installments, with such funds being contributed by GoFaster, and with such total amount being net of the distributions that would have been owed by Series 003 to both Delavaco Holdings Inc. ($633,388.35) and Catherine DeFrancesco ($225,204.75), owner of Delavaco Holdings Inc., upon sale of the LFA held by Series 003, each of which separately invested in Series 003. The total net amount received by Series 003 as a result of this arrangement was $614,406.90, (the “LFA Closing Fee”) with $161,000 paid on July 31, 2026, $160,000 paid on August 6, 2026, $120,000 paid on August 10, 2026, and $173,406.90 paid on August 25, 2026. The title of the Vehicle passed to GoFaster on July 31, 2026. After allocating costs and expenses incurred in connection with the transaction and winding up and amounts in respect of interests represented by Class A Units, record holders of the Company’s Class A Units received a distribution in the amount of approximately $28.15 per Class A Unit net of withholding taxes on August 26, 2026, if any withholding taxes were applicable in the jurisdiction of such record holder.

On July 15, 2026, the Company closed the series offering for McQueen Labs Series LLC - Series 005 – Diablo 6.0 VT GT pursuant to File No. 024-12450 (the “Diablo Offering”). The Diablo Offering was originally qualified by the Securities and Exchange Commission on April 23, 2025. The Diablo Offering commenced on April 23, 2025, with a maximum offering amount of $1,138,760 with 56,938 Class A Units qualified to be sold in the Diablo Offering at price of $20.00 per Class A Unit. Upon the Company’s election to close this offering in its discretion on July 15, 2026, the Company began refunding subscriptions to investors in such series, all of which were held by the Escrow Agent at that time, through the Escrow Facilitator, which is managing that process.

Liquidity and Capital Resources of the Administrator

There are various services required to administer our business and maintain the Underlying Assets of a series. Pursuant to the terms of the operating agreement, the Administrator will manage all entity-level and asset management services relating to our business and the maintenance of the Underlying Asset of each series. The Administrator will pay all ordinary and necessary costs and expenses associated with the administration of our business and maintenance of the Underlying Assets of each series. Because we do not expect to maintain cash reserves or generate any cash flow, we will be reliant on the Administrator to fund our operations except for those cost and expenses for which the applicable series seller may be responsible for with regard to the applicable Underlying Asset. In exchange for these services and incurring these costs and expenses, the Administrator will receive, for each full calendar quarter following the date of the acquisition of the Underlying Asset of the applicable series or the subsidiary that owns the Underlying Asset, and until the sale of such Underlying Asset of the applicable series, Class A Units of the applicable series on a quarterly basis at a rate of 0.375% of the total number of Class A units of the applicable series outstanding as of the last day of such calendar quarter (the “Administrative Fee”). Accordingly, the Administrative Fee will dilute your economic interest in the Underlying Asset at a rate of approximately 1.5% per annum. Additionally, the Administrator will receive an initial cash fee in an amount equal to the total dollar value of the compensation that a seller received for the sale of the Underlying Asset acquired by the applicable series multiplied by 100% minus the percentage received by a seller in Class A Units of the series plus Acquisition Costs then multiplied by 11% less the Rialto Fee (the “Acquisition Fee”). If there are not sufficient funds to pay the full Acquisition Fee in cash, the Administrator will have the option to have the remaining balance paid by a number of Class A Units of the applicable series with an equal value to the amount of the Acquisition Fee that remains payable to the Administrator. The Acquisition Fee will be paid upon the completion of the applicable series offering.

The Administrator has covenanted to provide us with selected unaudited balance sheet information on a semi-annual basis and we expect to continue to include such information in ongoing reports we file with the SEC. The table below summarizes selected unaudited balance sheet information of the Administrator as of March 31, 2026 and 2025, respectively:

	March 31, 2025	March 31, 2026
Assets
Current assets	$1,770,847	222,412
Property and equipment, net	201,507	128,607
Prepaid expenses	84,450	106,684
Other assets	2,869,823	4,164,554
Total assets	$4,926,627	4,622,257

Liabilities
Current liabilities	$2,228,567	7,135,523
Long-term liabilities	2,436,106	874,356
Total liabilities	$4,664,673	8,009,879

Member’s and Mezzanine Equity
Total member’s and mezzanine equity	$261,954	(3,387,622)

The Administrator was formed on June 21, 2023 and has a fiscal year end of March 31.

The Administrator’s core business at this time is focused on the services to be provided to the Company and the Company’s growth and development.

The Administrator had negative member’s and mezzanine equity. The Administrator believes it can continue to seek out additional capital via private financings; however, it seeks to also raise a significant amount of capital to fund go-forward operations with the offering. There is no guarantee that the Administrator will be successful at raising additional capital. As it sells assets on the McQueen Platform, it expects to generate revenue, which it intends to also help with its liquidity requirements. If the Administrator has acquired an Underlying Asset outright to list on the McQueen Platform, once the investment process is completed and the Underlying Asset is sold, the net profits, if any, will be returned to the treasury. The Administrator also expects to make commissions of successful investments on the McQueen Platform.

Results of Operations

For the period from April 11, 2024 (inception), to the period ended June 30, 2024, our total revenues from operations were $0. Operating costs for the same period were $0.

During the six month period ended June 30, 2026, the Company completed financings for each of Series 002, 003 and 004 raising gross proceeds of $220,500, $350,000 and $530,150, respectively, on the McQueen Platform. As part of each of Series 002, 003 and 004 Underlying Asset acquisitions, each series issued $229,500, $450,000 and $169,850 of Class A shares respectively.

During the six month period ended June 30, 2026, the Company completed the disposition of the Underlying Assets of each of Series 001 and Series 004, receiving gross proceeds of $735,000 and $1,020,000 respectively. This resulted in gains on sale of $135,000 for Series 001 and $320,000 for Series 004.

Liquidity and capital resources

At June 30, 2026, we had cash on hand of $204,121 (December 31, 2025 - $15,785). The cash on hand relates to amounts held back for corporate taxes, withholding taxes and outstanding distributions to investors. We do not have any external sources of capital and are dependent upon the Administrator to pay the costs of the Offering as well as certain ongoing administrative costs. The Company and each series will be responsible to pay costs relating to the acquisition of the Underlying Assets including the Acquisition Costs and Acquisition Fee.

Potential future sources of capital include secured or unsecured financings from banks or other lenders and establishing additional lines of credit and advances from our Administrator. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not yet generated any revenue and has no operating history. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report.

Contingent Liabilities

We may be subject to lawsuits, investigations and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. There were no contingent liabilities as of June 30, 2025.

Income Taxes

As of June 30, 2026, we recorded a provision for income taxes in the amount of $21,396 for Series 001 and $38,645 for Series 004.

Off-Balance Sheet and Other Arrangements

As of June 30, 2026, we did not have any material off-balance sheet arrangements.

Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.” The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are fully described in Note 2 to our audited financial statements appearing elsewhere in this Semiannual Report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Item 2. OTHER INFORMATION

None.

Item 3. FINANCIAL STATEMENTS

McQueen Labs Series, LLC

Consolidated Financial Statements

For the Six Month Periods Ended June 30, 2026 and 2025

McQueen Labs Series, LLC

F-1

McQueen Labs Series, LLC

Consolidated Balance Sheets

As at June 30, 2026 (unaudited)

	Series 001	Series 002	Series 003	Series 004	Series 005	Total

Assets
Current assets
Due from related party	$1	$-	$-	$-	$1	$2
Cash	38,397	28,745	96,361	40,618	-	204,121
Total current assets	38,398	28,745	96,361	40,618	1	204,123

Non-current assets
Collectible assets	-	450,000	800,000	-	1,015,000	2,265,000
Total non-current assets	-	450,000	800,000	-	1,015,000	2,265,000

Total assets	$38,398	$478,745	$896,361	$40,618	$1,015,001	$2,469,123

Liabilities and equity
Current liabilities
Promissory note payable (note 6)	-	-	-	-	1,015,000	1,015,000
Accounts payable	-	-	66,200	-	-	66,200
Due to related party	-	24,680	30,168	99	-	54,947
Taxes payable	26,594	-	-	38,712	-	65,306
Distributions payable	11,818	-	-	1,830	-	13,648
Total current liabilities	38,412	24,680	96,368	40,641	1,015,000	1,215,101

Non-current liabilities
Total non-current liabilities	-	-	-	-	-	-
Total liabilities	38,412	24,680	96,368	40,641	1,015,000	1,215,101

Members’ Equity
Members’ capital	1	484,781	852,841	1	1	1,337,625
Retained earnings	(15)	(30,716)	(52,848)	(24)	-	(83,603)
Total equity	(14)	454,065	799,993	(23)	1	1,254,022

Total liabilities and equity	$38,398	$478,745	$896,361	$40,618	$1,015,001	$2,469,123

The accompanying notes are an integral part of these consolidated financial statements.

F-2

McQueen Labs Series, LLC

Consolidated Balance Sheets

As at December 31, 2025

	Series 001	Series 002	Series 003	Series 004	Series 005	Total

Assets
Current assets
Due from related party	$1	$1	$1	$1	$1	$5
Cash	15,785	-	-	-	-	15,785
Total current assets	15,786	1	1	1	1	15,790

Non-current assets
Collectible assets	600,000	-	-	-	1,015,000	1,615,000
Total non-current assets	600,000	-	-	-	1,015,000	1,615,000

Total assets	$615,786	$1	$1	$1	$1,015,001	$1,630,790

Liabilities and equity
Current liabilities
Promissory note payable (note 3)	-	-	-	-	1,015,000	1,015,000
Total current liabilities	-	-	-	-	1,015,000	1,015,000

Non-current liabilities
Total non-current liabilities	-	-	-	-	-	-
Total liabilities	-	-	-	-	1,015,000	1,015,000

Members’ Equity
Members’ capital	649,861	1	1	1	1	649,865
Retained earnings	(34,075)	-	-	-	-	(34,075)
Total equity	615,786	1	1	1	1	615,790

Total liabilities and equity	$615,786	$1	$1	$1	$1,015,001	$1,630,790

The accompanying notes are an integral part of these consolidated financial statements.

F-3

McQueen Labs Series, LLC

Consolidated Statement of Operations

For the Six Months Ended June 30, 2026 (unaudited)

	Series 001	Series 002	Series 003	Series 004	Series 005	Total

Gain on sale	$135,000	$-	$-	$320,000	$-	$455,000

Expenses
Management fee (note 8)	-	25,297	52,833	86,713	-	164,843
Sales commissions	20,185	-	-	87,457	-	107,642
Other expenses	15	5,419	15	24	-	5,473
Total expenses	20,200	30,716	52,848	174,194	-	277,958

Income (loss) before taxes	114,800	(30,716)	(52,848)	145,806	-	177,042
Provision for income taxes	(21,396)	-	-	(38,645)	-	(60,041)
Net income (loss)	93,404	(30,716)	(52,848)	107,161	-	117,001

McQueen Labs Series, LLC

Consolidated Statement of Operations

Six Months Ended June 30, 2025 (unaudited)

	Series 001	Series 002	Series 003	Series 004	Series 005	Total

Revenue	$-	$-	$-	$-	$-	$-
Gross Profit	-	-	-	-	-	-

Expenses
Management fees	-	-	-	-	-	-
Total expenses	-	-	-	-	-	-

Net profit for the period	$-	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-4

McQueen Labs Series, LLC

Consolidated Statement of Members’ Equity

Six Months Ended June 30, 2026 and 2025 (unaudited)

	Series 001	Series 002	Series 003	Series 004	Series 005	Total

Balance January 1, 2025	$1	$1	$1	$1	$-	$4
Capital contribution	-	-	-	-	1	1
Net profit for the period	-	-	-	-	-	-
Balance June 30, 2025	$1	$1	$1	$1	$1	$5

	Series 001	Series 002	Series 003	Series 004	Series 005	Total

Balance January 1, 2026	$615,786	$1	$1	$1	$1	$615,790
Capital contribution (Note 7)	-	484,780	852,840	786,720	-	2,124,340
Distributions	(709,204)	-	-	(893,905)	-	(1,603,109)
Net income (loss)	93,404	(30,716)	(52,848)	107,161	-	117,001
Balance June 30, 2026	$(14)	$454,065	$799,993	$(23)	$1	$1,254,022

The accompanying notes are an integral part of these consolidated financial statements.

F-5

McQueen Labs Series, LLC

Consolidated Statement of Cash Flows

For the Six Months Ended June 30, 2026 (unaudited)

	Series 001	Series 002	Series 003	Series 004	Series 005	Total
Operating activities:
Net income (loss)	$93,404	$(30,716)	$(52,848)	$107,161	-	$117,001
(Gain) on sale of collectible assets	(135,000)	-	-	(320,000)	-	(455,000)
Due to related party	-	24,681	30,169	100	-	54,950
Accounts payable	-	-	66,200	-	-	66,200
Expenses in exchange for membership units	-	-	4,620	45,370	-	49,990
Income taxes payable	26,594	-	-	38,712	-	65,306
Net cash provided by (used in) operating activities	$(15,002)	$(6,035)	$48,141	$(128,657)	-	$(101,553)

Investing activities:
Investment in collectible assets (Note 5)	$-	(220,500)	(350,000)	(530,150)	-	(1,100,650)
Proceeds from sale of collectible assets	$735,000	-	-	1,020,000	-	1,755,000
Net cash provided by (used in) investing activities	$735,000	(220,500)	(350,000)	489,850	-	654,350

Financing activities:
Capital contributions (Note 5)	$-	255,280	398,220	571,500	-	1,225,000
Distributions paid to members	(697,386)	-	-	(892,075)	-	(1,589,461)
Net cash provided by (used in) financing activities	$(697,386)	$255,280	$398,220	$(320,575)	-	$(364,461)

Net increase in cash and cash equivalents	$22,612	$28,745	$96,361	$40,618	$-	$188,336
Cash and cash equivalents, beginning of period	$15,785	-	-	-	-	15,785
Cash and cash equivalents, end of period	$38,397	$28,745	$96,361	$40,618	$-	$204,121

Non-cash investing and financings transactions:
Collectible assets received in exchange for membership units	$-	$229,500	$450,000	$169,850	$-	$849,350

Supplemental disclosure
Interest paid	$-	$-	$-	$-	$-	$-
Income taxes paid	$-	$-	$-	$-	$-	$-

McQueen Labs Series, LLC

Consolidated Statement of Cash Flows

Six Months Ended June 30, 2025 (unaudited)

	Series 001	Series 002	Series 003	Series 004	Series 005	Total
Operating activities:
Net profit for the period	$-	$-	$-	$-	$-	$-
Net cash provided by operating activities	-	-	-	-	-	-

Net increase in cash and cash equivalents	-	-	-	-	-	-
Cash and cash equivalents, beginning of the period	-	-	-	-	-	-
Cash and cash equivalents, end of the period	-	-	-	-	-	-

Supplemental noncash disclosures
Due from related party for the issuance of Class X shares (i)	$-	$-	$-	$-	$1	$1
Collectible assets received in exchange for promissory note	$-	$-	$-	$-	$1,015,000	$1,015,000

The accompanying notes are an integral part of these consolidated financial statements.

F-6

McQueen Labs Series, LLC Notes to Consolidated Financial Statements For the Six Month Periods Ended June 30, 2026

Note - 1 Nature of operations

McQueen Labs Series, LLC (the “Company”) is a Delaware series limited liability company formed on April 11, 2024. The Company’s core business is the identification, acquisition, marketing and management of collectible automobiles and works of art, collectively referred to as “Collectible Assets” or the “Asset Class,” for the benefit of the investors. The Company is wholly owned and managed by McQueen Labs Inc., a Delaware corporation (the “Manager”). The Manager is a technology and marketing company that operates the McQueen Platform (the “Platform”) and manages the assets owned by the Company in its role as the Manager of each Series. The Manager shall receive a Class X unit in each Series, granting it certain rights.

Each Series will own unique Collectible Assets (an “Underlying Asset”) and the assets and liabilities of each Series will be separate in accordance with Delaware law. A purchaser of Class A units (an “Investor”) in any Series acquires a proportional share of assets, liabilities, profits, and losses as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of an Offering related to that particular Series is a single Underlying Asset.

Note - 2 Summary of significant accounting policies

Basis of Accounting

The preparation of these consolidated financial statements and accompanying notes in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and each Series, as listed in Note 13, after eliminating inter-company balances and transactions, if any.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and cash in hand. It represents money market funds or short-term investments with original maturities of three months or less from the date of purchase, except for those amounts that are held in the investment portfolio which are invested for long-term purposes.

Collectible assets

Collectible assets are recorded at cost, which includes the purchase price, applicable taxes, deposits, and acquisition fees. The Company holds these assets for long-term investment and potential appreciation, rather than for use in operations or sale in the ordinary course of business. The collectible assets are long-lived tangible assets that the Company intends to preserve in a manner that maintains their condition and service potential. As a result, the Company does not record depreciation on these assets because management believes they have indefinite useful lives.

The underlying assets are reviewed for impairment annually, or more frequently whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. No impairment losses were recognized during the periods ended June 30, 2026 and 2025.

F-7

McQueen Labs Series, LLC Notes to Consolidated Financial Statements For the Six Month Periods Ended June 30, 2026

Promissory note payable

Promissory note payable is initially recognized at the present value of the contractual payment obligations at the time of issuance. When a promissory note is issued in connection with the acquisition of assets, the initial carrying amount of the note is based on the fair value of the consideration exchanged or, if not readily determinable, on the present value of future payments discounted using a market-based interest rate. Subsequent to initial recognition, promissory note is measured at amortized cost, and any discount or premium is amortized using the effective interest method and recognized as interest expense.

Promissory note payable may be entered into with related parties or third parties. Management evaluates the terms of each note, including stated or implied interest, maturity, security, and any rights to settle in equity instruments, to ensure appropriate recognition, measurement, and disclosure. For non-interest-bearing notes or notes with below-market interest rates, management assesses whether the contractual term and other conditions are such that the face amount of the note reasonably approximates its present value. In cases where the expected term is short (for example, contractual maturity within approximately one year of issuance) and any discount that would result from imputing interest under applicable accounting guidance would be immaterial, the Company records the note at its face amount, and the carrying amount is considered to approximate fair value.

Management fees

All the proceeds from a series offering will be used to pay, directly or indirectly, for the acquisition of the Underlying Asset, and to pay an expense allocation to the Manager equal to 11% of the purchase price of the Underlying Asset (the “Acquisition Fee”). The management fees may also include certain costs associated with transport and storage for a fixed period of time. If the costs associated with the acquisition for the Series are greater than the fees payable to the Manager, then the Manager shall have the right to receive additional compensation.

Sales commissions

The Manager may determine to sell any Underlying Asset of the applicable series without engaging a third-party intermediary, in which event the Manager may charge the buyer of the Underlying Asset a reasonable fee, recorded as a sales commission, not to exceed the lowest published buyer’s premium charged directly by Sotheby’s, Christie’s or Phillips in effect at such time.

Administrative fees

The Manager has the right to receive administrative fee payable in interests at a rate of 0.375% per quarter (the “Administrative Fee”). If the operating costs for the Series are greater than the fees payable to the Manager, then the Manager shall have the right to receive additional compensation.

The Manager also has the right to receive a share of 20% of the profits upon the sale of the underlying Assets, which is calculated by ensuring all the investors who have acquired interests, receive back 100% of their investment. Then of the remaining funds to distribute, the Manager shall receive 20%. The Manager has waived all administrative fees to date.

F-8

McQueen Labs Series, LLC Notes to Consolidated Financial Statements For the Six Month Periods Ended June 30, 2026

Income taxes

The Company has elected to be treated as a “C” Corporation under the Internal Revenue Code. Under this election, the Company is required to pay federal and state taxes. The Company recognizes income tax expense based on taxable income for the period and complies with applicable federal and state tax laws and regulations.

Note 3 - Cash and cash equivalents

	June 30, 2026	December 31, 2025

Bank balances	$204,121	$15,785
	$204,121	$15,785

Note 4 - Due (to) from related party

	Relationship	June 30, 2026	December 31, 2025

McQueen Labs Inc.	Manager	$(54,945)	$5
		$(54,945)	$5

Note 5 - Collectible assets

		June 30, 2026	December 31, 2025

Collectible asset – Series 001	5.1	$-	$600,000
Collectible asset – Series 002	5.2	450,000	-
Collectible asset – Series 003	5.3	800,000	-
Collectible asset – Series 004	5.4	-	-
Collectible asset – Series 005	5.5	1,015,000	1,015,000
Total collectible assets		$2,265,000	$1,615,000

5.1 - The Company, through Series 001, acquired a 1986 Lamborghini Countach for $600,000 during the year ended December 31, 2025. The acquisition was completed through a direct asset purchase agreement and bill of sale, with consideration comprising Class A units valued at $306,000 and cash of $294,000. During the six months ended June 30, 2026, the 1986 Lamborghini Countach was sold for gross proceeds of $735,000.

5.2 - The Company, through Series 002, acquired a 1984 Ferrari 512 BBi for $450,000 during the six months ended June 30, 2026. The acquisition was completed through a direct asset purchase agreement and bill of sale, with consideration comprising Class A units valued at $229,500 and cash of $220,500.

F-9

McQueen Labs Series, LLC Notes to Consolidated Financial Statements For the Six Month Periods Ended June 30, 2026

5.3 - The Company, through Series 003, acquired a 2012 Lexus LFA for $800,000 during the six months ended June 30, 2026. The acquisition was completed through a direct asset purchase agreement and bill of sale, with consideration comprising Class A units valued at $450,000 and cash of $350,000.

5.4 - The Company, through Series 004, acquired a 2014 Mercedes SLS AMG Black Series for $700,000 during the six month period ended June 30, 2026. The acquisition was completed through a direct asset purchase agreement and bill of sale, with consideration comprising Class A units valued at $169,850 and cash of $530,150. During the six months ended June 30, 2026, the 2014 Mercedes SLS AMG Black Series was sold for gross proceeds of $1,020,000.

5.5 - The Company, through Series 005, acquired a 2001 Lamborghini Diablo VT for $1,015,000 during the year ended December 31, 2025. The acquisition was completed through the purchase of 100% of the membership interests in Diablo 6.0 VT GT – Montana LLC from Mushman Collectibles and Investment LLC for $1,015,000, a wholly owned subsidiary of the Manager, financed through a promissory note payable.

Note 6 - Promissory note payable

		June 30, 2026	December 31, 2025

Series 005	6.1	$1,015,000	$1,015,000
Total promissory note payable		$1,015,000	$1,015,000

6.1 - The Series 005 issued a $1,015,000 non-interest-bearing promissory note to Mushman Collectibles and Investments LLC, a related party, in connection with its acquisition of 100% of the membership interests in Diablo 6.0 VT GT – Montana LLC, which indirectly holds the underlying collectible asset. The note is unsecured, payable at the earlier of (i) 10 days following the closing on the maximum offering amount in accordance with the Company’s offering circular, or (ii) 180 days from the date of the related purchase agreement, subject to extension upon mutual written agreement of the parties, and may be prepaid without penalty. Repayment may be settled in cash and/or Class A units in accordance with the terms of the note. As of June 30, 2026, the promissory note had matured and remained outstanding. The Company is in discussions with the related party regarding extension or settlement of the note.

Note 7 - Members’ capital

Members’ capital for the Company and any Series consists of Class A units, potentially a Class B unit and a Class X unit:

Class A units

The Class A units of each Series being offered will represent in the aggregate 100% of the members’ capital accounts of each series and an 80% interest in the profits recognized upon any sale of the Underlying Assets of such Series, after deduction of all Administrative Fee and other expenses.

F-10

McQueen Labs Series, LLC Notes to Consolidated Financial Statements For the Six Month Periods Ended June 30, 2026

The authorized number of Class A units for each series is limited to the primary offering number plus any units that may be issued to pay the Administrative Fee or other fees. All Class A units do not provide the investors with any voting rights in the Series other than those detailed in the Company’s Operating Agreement. The Manager controls all other actions as stated in the Company’s Operating Agreement.

Class B units

The Asset Sellers may receive a Class B unit in a Series if they maintain a certain percentage of ownership in the Underlying Asset by receiving Interests in the Series. The Class B units grants certain custody and other rights to the Asset Sellers, as per the Operating Agreement.

Class X units

Through the ownership of the Class X unit, all voting rights, except as specified in the Operating Agreement or required by law, remain with the Manager. The Manager manages the ongoing operations of each Series in accordance with the Operating Agreement.

The following tables presents the capital contribution and membership units for each class of each Series during the period ended June 30, 2026:

Capital contribution	Class A	Class B	Class X	Total

As of January 1, 2026	$649,860	$-	$5	$649,865
Series 001	-	-	-	-
Series 002	484,780	-	-	484,780
Series 003	852,840	-	-	852,840
Series 004	786,720	-	-	786,720
Series 005	-	-	-	-
As of June 30, 2026	$2,774,200	$-	$5	$2,774,205

Membership Units	Class A	Class B	Class X	Total

As of January 1, 2026	32,493	-	5	32,498
Series 001	-	-	-	-
Series 002	24,239	-	-	24,239
Series 003	42,642	-	-	42,642
Series 004	39,336	-	-	39,336
Series 005	-	-	-	-
As of June, 2026	138,710	-	5	138,715

F-11

McQueen Labs Series, LLC Notes to Consolidated Financial Statements For the Six Month Periods Ended June 30, 2026

The following tables presents the capital contribution and membership units for each class of each Series during the period ended June 30, 2025:

Capital contribution	Class A	Class B	Class X	Total

As of January 1, 2025	$-	$-	$4	$4
Series 001	-	-	-	-
Series 002	-	-	-	-
Series 003	-	-	-	-
Series 004	-	-	-	-
Series 005	-	-	1	1
As of June 30, 2025	$-	$-	$5	$5

Membership Units	Class A	Class B	Class X	Total

As of January 1, 2025	-	-	4	4
Series 001	-	-	-	-
Series 002	-	-	-	-
Series 003	-	-	-	-
Series 004	-	-	-	-
Series 005	-	-	1	1
As of June, 2025	-	-	5	5

Note 8 - Management fee and sales commissions

Management fee

	June 30, 2026	June 30, 2025
	(six months)	(six months)

Series 001	$-	$-
Series 002	25,297	-
Series 003	52,833	-
Series 004	86,713	-
Total management fees	$164,843	$-

The manager elected not to charge any administrative fee for any of the Series during the six month period ended June 30, 2026.

Sales commissions

	June 30, 2026	June 30, 2025
	(six months)	(six months)

Series 001	$20,185	$-
Series 004	87,457	-
Total sales commissions	$107,642	$-

F-12

McQueen Labs Series, LLC Notes to Consolidated Financial Statements For the Six Month Periods Ended June 30, 2026

Note 9 - Related party transactions

Transactions with related parties	Relationship	June 30, 2026	June 30, 2025

Capital contributed by MQ Solarbeam AMG LLC during the six months ended	Wholly owned subsidiary of Manager	$169,850	$1

Management fees charged by McQueen Labs Inc. during the six months ended	Manager	164,843	-

Sales commissions charged by McQueen Labs Inc. during the six months ended	Manager	107,642	-

Promissory note due to Mushman Collectibles and Investment LLC	Wholly owned subsidiary of Manager	$1,015,000	$1,015,000

Note 10 - Contingencies and commitments

There were no material contingencies and commitments known as of the date of the Balance Sheet.

Note 11 - Commencement of operations

The Company initiated the launch of Series 003, Series 004, and Series 005 on the McQueen Platform during the year ended December 31, 2025. Series 002, Series 003 and Series 004 completed their offerings and acquired an Underlying Asset during the six month period ended June 30, 2026. Series 005 acquired an Underlying Asset through a promissory note arrangement during the six month period ended June 30, 2026. During the six months ended June 30, 2026, the Underlying Assets of both Series 001 and Series 004 were sold, resulting in Gain on Sales.

Note 12 - Subsequent events

The Company evaluated all events and transactions that occurred since June 30, 2026, and through the date of the authorization of the consolidated financial statements.

Subsequent to period end, Series 003 successfully completed the sale of the 2012 Lexus LFA for gross proceeds of $1,473,000. The Company also terminated the Series 005 offering.

Note 13 - List of Series

Series	Legal Name	EIN
Series 001	McQueen Labs Series LLC - Series 001 - 1986 Lamborghini Countach	99-3132029
Series 002	McQueen Labs Series LLC - Series 002 - 1984 Ferrari 512	99-3225783
Series 003(1)	McQueen Labs Series LLC - Series 003 - 2012 Lexus LFA	99-3181537
Series 004(2)	McQueen Labs Series LLC - Series 004 - 2014 Mercedes Solarbeam	99-5034567
Series 005(3)	McQueen Labs Series LLC – Series 005 - Diablo 6.0 VT	33-3943841

(1)	Has a wholly owned subsidiary Series – 003 – 2012 Lexus LFA – Montana LLC
(2)	Has a wholly owned subsidiary Series – 004 – 2014 Mercedes Solarbeam – Montana LLC
(3)	Has a wholly owned subsidiary Diablo 6.0 VT GT – Montana LLC

F-13

Item 4. Exhibits

Exhibit
No.	Exhibit Description

2.1	Certificate of Formation filed with Delaware Secretary of State on April 11, 2024 (incorporated by reference to Exhibit 2.1 to the Company’s Form 1-A filed on June 11, 2024).

2.2	Operating Agreement (incorporated by reference to Exhibit 2.2 to the Company’s Form 1-A filed on June 11, 2024).

2.3	Form of Series Designation (included in Exhibit 2.2, incorporated by reference to Exhibit 2.3 to the Company’s Form 1-A filed on June 11, 2024).

2.4	Certificate of Registered Series of McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach (incorporated by reference to Exhibit 2.4 to the Company’s Form 1-A filed on June 11, 2024).

2.5	Certificate of Registered Series of McQueen Labs Series LLC - Series 002 1984 Ferrari 512 (incorporated by reference to Exhibit 2.5 to the Company’s Form 1-A filed on June 11, 2024).

2.6	Amended and Restated Certificate of Registered Series of McQueen Labs Series LLC - Series 003 2012 Lexus LFA (incorporated by reference to Exhibit 2.6 to the Company’s Form 1-A filed on June 11, 2024).

2.7	Amended and Restated Certificate of Registered Series of McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach (incorporated by reference to Appendix A to the Company’s Form 253G2 POS filed on October 24, 2024).

2.8	Amended and Restated Certificate of Registered Series of McQueen Labs Series LLC - Series 002 1984 Ferrari 512 (incorporated by reference to Appendix A to the Company’s Form 253G2 POS filed on October 24, 2024).

2.9	Amended and Restated Certificate of Registered Series of McQueen Labs Series LLC - Series 003 2012 Lexus LFA (incorporated by reference to Appendix A to the Company’s Form 253G2 POS filed on October 24, 2024).

2.10	Certificate of Registered Series of McQueen Labs Series LLC - Series 004 – 2014 Mercedes Solarbeam (incorporated by reference to Exhibit 2.10 to the Company’s Form 1-A POS filed on December 12, 2024).

2.11	Certificate of Registered Series of McQueen Labs Series LLC - Series 005 – Diablo 6.0 VT GT (incorporated by reference to Exhibit 2.11 to the Company’s Form 1-A POS filed on April 10, 2025).

4.1	Form of Subscription Agreement for Regulation A Offering (incorporated by reference to Exhibit 4.1 to the Company’s Form 1-A/A filed on July 17, 2024).

6.1	Asset Purchase Agreement for McQueen Labs Series LLC - Series 001 1986 Lamborghini Countach (incorporated by reference to Exhibit 6.1 to the Company’s Form 1-A filed on June 11, 2024). #

6.2	Asset Purchase Agreement for McQueen Labs Series LLC - Series 002 1984 Ferrari 512 (incorporated by reference to Exhibit 6.2 to the Company’s Form 1-A filed on June 11, 2024). #

6.3	Asset Purchase Agreement for McQueen Labs Series LLC - Series 003 2012 Lexus LFA (incorporated by reference to Exhibit 6.3 to the Company’s Form 1-A filed on June 11, 2024). #

6.4	Amendment to Asset Purchase Agreement for McQueen Labs Series LLC - Series 003 2012 Lexus LFA and Series – 003 – 2012 Lexus LFA – Montana LLC (incorporated by reference to Exhibit 6.4 to the Company’s Form 1-A POS filed on December 12, 2024).

6.5	Asset Purchase Agreement for McQueen Labs Series LLC - Series004 – 2014 Mercedes Solarbeam and Series–004–2014 Mercedes Solarbeam – Montana LLC (incorporated by reference to Exhibit 6.5 to the Company’s Form 1-A POS filed on December 12, 2024).#

6.6	Form of Membership Interest Purchase Agreement (incorporated by reference to Exhibit 6.6 to the Company’s Form 1-A POS filed on April 10, 2025).#

6.7	Membership Interest Purchase Agreement for McQueen Labs Series LLC – Series 005 – Diablo 6.0 VT GT – Diablo 6.0 VT GT – Montana LLC (incorporated by reference to Exhibit 6.7 to the Company’s Form 1-A POS filed on April 10, 2025).#

6.8	Asset Purchase Agreement for Art (incorporated by reference to Exhibit 6.4 to the Company’s Form 1-A/A filed on July 17, 2024).

6.9	Motor Vehicle Bill of Sale for McQueen Labs Series LLC - Series 001 – 1986 Lamborghini Countach (incorporated by reference to Exhibit 6.1 to the Company’s Form 1-U filed on September 25, 2025)

6.10	Motor Vehicle Bill of Sale for 1986 Lamborghini Countach (incorporated by reference to Exhibit 6.1 to the Company’s Form 1-U filed on September 25, 2025)

6.11	Motor Vehicle Bill of Sale for 2014 Mercedes Solarbeam (incorporated by reference to Exhibit 6.1 to the Company’s Form 1-U filed on March 31, 2026)

6.12	Motor Vehicle Bill of Sale for 2012 Lexus LFA (incorporated by reference to Exhibit 6.10 to the Company’s Form 1-A POS filed on September 10, 2026)

6.13	Settlement and Mutual Release Agreement (incorporated by reference to Exhibit 6.11 to the Company’s Form 1-A POS filed on September 10, 2026)

#Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

McQueen Labs Series, LLC
Dated: September 14, 2026
	By:	McQueen Labs Inc., Manager

	By:	/s/ Curtis D. Hopkins
	Name:	Curtis D. Hopkins
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

	Name	Title

Dated: September 14, 2026	/s/ Curtis D. Hopkins	Chief Executive Officer
	Curtis D. Hopkins	(Principal Executive Officer)

Dated: September 14, 2026	/s/ Jonathan Held	Chief Financial Officer
	Jonathan Held	(Principal Financial Officer and Principal Accounting Officer)

Dated: September 14, 2026	McQueen Labs Inc., Manager

	By:	/s/ Curtis D. Hopkins
	Name:	Curtis D. Hopkins
	Title:	Chief Executive Officer